UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Year Ended December 31, 2003

001-496
(Commission File Number)

Title of the Plan

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

Issuer of the securities held pursuant to the Plan

HERCULES INCORPORATED
Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894

STATEMENT OF NET ASSETS AVAILABLE
FOR BENEFITS
at December 31, 2003 and 2002

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
for the years ended December 31, 2003 and 2002

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES
Schedule H, Part IV, Item 4(i) – Assets Held for Investment Purposes
Schedule H, Part IV, Item 4(j) – Reportable Transactions

REPORT OF INDEPENDENT ACCOUNTANTS

EXHIBIT INDEX

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)	December 31, 2003	December 31, 2002
Assets		
Investments	$354,486	$307,663
Contributions receivable	1,946	719
Total assets	356,432	$308,382
Liabilities		
Loan payable	65,227	76,449
Total liabilities	65,227	76,449
Net assets available for benefits	$291,205	$231,933

The accompanying notes are an integral part of these financial statements.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

(Dollars in thousands)	Year Ended December 31,	
	2003	2002
Increase (decrease) to net assets attributed to:		
ADDITIONS:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (Note 3)	$62,075	$(66,166)
Interest	3,664	4,394
Dividends	2,833	2,537
Contributions:		
Participant	10,067	12,742
Employer	15,592	15,454
Transfers from other plans (Note 6)	11	131,829
Net Additions	94,242	100,790
DEDUCTIONS:		
Deductions from net assets attributed to:		
Benefits paid to participants	31,898	31,798
Administrative expenses	44	330
Interest Expense	3,028	4,431
Transfers to other plans (Note 6)	-	52,406
Total Deductions	34,970	88,965
Net Increase	59,272	11,825
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	231,933	220,108
End of year	$291,205	$231,933

The accompanying notes are an integral part of these financial statements.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.   Description of Plan

The following description of the Hercules Incorporated Savings and Investments Plan (the Plan) provides only general information. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Upon hire, substantially all domestic Hercules Incorporated ("Hercules" or the "Company") employees are immediately eligible to participate in the Plan and obtain immediate, non-forfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, participants may elect to contribute on either a pre- or post-tax basis, or a combination thereof, up to 50% of the greater of their base pay or one-twelfth of their total earnings from Hercules for the previous calendar year. The Company contributes in the form of Hercules Incorporated common stock, 50% of the first 6% of the annual wages that an employee contributes to the Plan. Participants shall direct the investment of their monthly savings and accumulated Company contributions in any of the Plan's investment options, or a combination thereof.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan includes an employee loan provision authorizing eligible participants to borrow against their Plan account. Participants may borrow a minimum of $1,000 up to a maximum amount that is equal to the lesser of $50,000 or 50% of their vested balances in the Plan. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

The Plan was amended January 1, 2003 to allow for discretionary Company payments to eligible participants to be paid into the Plan. A discretionary payment applicable to a Gain Sharing Plan distribution of $1,326,547 for the year ending December 31, 2003 was made to eligible participants in February 2004.

On April 24, 2002, the Board of Directors of Hercules approved the merging of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan (the "BetzDearborn Plan") into the Hercules Incorporated Savings and Investment Plan, effective March 1, 2002 (see Note 6).

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   Summary of Significant Accounting Policies

The following accounting policies, which conform with accounting principles generally accepted in the United States, have been used consistently in the preparation of the Plan financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Hercules Blended Interest Fund is carried at cost plus investment earnings less withdrawals, which is equivalent to contract value. The market values for funds managed by The Vanguard Group are valued at the net asset value of the shares held by the Plan at year end, which is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Withdrawals

Withdrawals are recorded upon distribution. The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date ("OVD") for determining their final withdrawal. The OVD is the last business day of any month following retirement, in which the distribution is requested.

3.   Investments

At January 1, 2002, the assets of the Plan were held in the Hercules Incorporated Master Savings Trust. On April 29, 2002, the Board of Directors of the Company approved the appointment of The Vanguard Group (the "Trustee") as both the trustee and record keeper for the Plan, effective July 1, 2002. At December 31, 2003 and 2002, the assets of the Plan are held by the Trustee.

The following table presents the fair values of investments at December 31:

(Dollars in thousands)	2003	2002
* Vanguard 500 Index Fund	$45,217	$37,076
Vanguard Explorer Fund	9,207	4,799
Vanguard Extended Market Index Fund	3,479	1,852
* Vanguard Growth & Income Fund	24,315	19,146
Vanguard International Growth Fund	6,764	5,297
Vanguard LifeStrategy Conservative Growth Fund	3,179	2,397
Vanguard LifeStrategy Growth Fund	2,095	1,383
Vanguard LifeStrategy Income Fund	2,327	1,365
Vanguard LifeStrategy Moderate Growth Fund	4,829	3,955
* Vanguard PRIMECAP Fund	37,996	28,848
Vanguard Small-Cap Value Index Fund	1,292	643
Vanguard Total Bond Market Index Fund	13,251	15,310
* Vanguard Windsor II Fund	19,285	16,360
* Hercules Common Stock Fund	89,849	73,203
Loan Fund	4,136	4,852
* Hercules Blended Interest Fund	87,265	91,177
	$354,486	$307,663

* *Represents 5% or more of the Plan's net assets at December 31, 2003 and 2002.

6

Net appreciation and depreciation in fair value of investments for the Plan for the years ended December 31, 2003 and 2002 are as follows:

(Dollars in thousands)	2003	2002
Hercules Common Stock	$26,259	$(26,949)
Mutual Funds	35,816	(39,217)
Net appreciation (depreciation) in fair value of investments	$62,075	$(66,166)

4. Non-participant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

(Dollars in thousands) December 31, 2003	Investments	Employer Contributions Receivable	Loan	Net Assets
Hercules Common Stock Fund				
Participant-directed	$19,728	$ -	$ -	$19,728
Non-participant-directed	19,689	-	-	19,689
	39,417	-	-	39,417
Hercules ESOP Stock Fund				
Allocated Non-participant-directed	$19,455	$1,327	$ -	$20,782
Unallocated Non-participant-directed	30,977	-	(65,227)	(34,250)
	$50,432	$1,327	(65,227)	(13,468)
	$89,849	$1,327	$(65,227)	$25,949
December 31, 2002				
Hercules Common Stock Fund				
Participant-directed	$25,597	$ -	$ -	$25,597
Non-participant-directed	7,908	-	-	7,908
	33,505	-	-	33,505
Hercules ESOP Stock Fund				
Allocated Non-participant-directed	$14,198	$ -	$ -	$14,198
Unallocated Non-participant-directed	25,500	-	(76,449)	(50,949)
	39,698	-	(76,449)	(36,751)
	$73,203	$ -	$(76,449)	$(3,246)

Investment (loss) income for the years ended December 31, 2003 and 2002 are as follows:

(Dollars in thousands)	Hercules Common Stock Fund	Hercules ESOP Stock Fund	
		Allocated	Unallocated
December 31, 2003			
Net (depreciation) in fair value of investments:	$11,780	$5,454	$9,025
Employee contributions	654	4	-
Employer contributions	-	1,342	14,250
Benefit paid to participants	(2,615)	(1,890)	-
Interest expense	-	-	(3,028)
Allocation of shares under ESOP provision	-	3,548	(3,548)
Net loan activity	108	(68)	-
Transfer to other investments options	(4,015)	(1,806)	-
Net (decrease) increase	$5,912	$6,584	$16,699
December 31, 2002			
Net (depreciation) in fair value of investments:	$(1,860)	$(6,909)	$(11,585)
Transfers in from ESOP Plan	-	27,195	(46,102)
Employers contributions	1,020	-	14,444
Benefit paid to participants	(233)	(7,786)	-
Interest expense	-	-	(4,431)
Allocation of shares under ESOP provision	-	3,275	(3,275)
Net loan activity	50	-	-
Transfer to other investments options	(4)	(1,577)	-
Net (decrease) increase	$(1,027)	$14,198	$(50,949)

5. Tax Status

On March 18, 2003, the United States Treasury Department advised the Company that the Plan as amended through January 28, 2002, is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter, to include, among other things, the merger of the BetzDearborn Plan (see Note 6). However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

6. Merger of BetzDearborn Plan

On April 28, 2002, the Company sold its BetzDearborn Water Treatment Business to a unit of General Electric Company (the "Water Treatment Business sale"). In accordance with the terms of the sale agreement, the Company was required to take certain actions to facilitate the Water Treatment Business sale, as summarized below.

On April 24, 2002, the Board of Directors of Hercules approved the merging of the BetzDearborn Plan into the Plan, effective March 1, 2002. In addition, the BetzDearborn Plan Trust was transferred from BetzDearborn Inc. to Hercules.

Approximately 2,475 participants with net assets having a fair market value of $131,824,000 at the time of the plan transfer, became part of the Plan. The following schedule summarizes the March 1, 2002 assets and liabilities of the BetzDearborn Plan which merged into the Plan and is included on the Statement of Changes in Net Assets Available as of December 31, 2002:

(Dollars in thousands)	March 1, 2002
Investments	$177,926
Hercules stock ESOP - Unallocated	40,359
Interest receivable	1,931
Total assets	220,216
Loan payable - Prudential	75,461
Loan payable - Hercules	11,000
Interest payable	1,931
Total liabilities	88,392
Transfer from the BetzDearborn Plan	131,824
Transfers from other plans	5
Total transfers from other plans	$131,829

Effective with the closing of the Water Treatment Business sale, the Board of Directors amended the BetzDearborn Plan to facilitate BetzDearborn Plan participants who are Water Treatment Business employees to make direct account rollovers to the GE 401(k) Plan, including: (i) full and immediate vesting of all account balances coincident with the closing of the Water Treatment Business sale, (ii) permitting transfers to and from Hercules stock accounts without restraint, (iii) allowing retention of the right to have Hercules stock accounts distributed in the form of stock certificates, and (iv) allowing the retention of the account balances and loans under the Plan. Of the $52,406,000 transferred to other plans during 2002, $4,174,000 was transferred to General Electric Company benefit plans. The remaining transfers were to IRA's and other qualified benefit plans.

At December 31, 2001, prior to its merger into the Plan, the BetzDearborn Plan, had long-term debt with third parties of $75 million ("ESOP credit facility"), which was guaranteed by the Company, as well as $11 million of debt with the Company, pursuant to a loan agreement entered into with the Company in December 2001. This loan agreement permitted the Plan to borrow up to $86 million from the Company. On April 29, 2002, the Company used a portion of the proceeds from the Water Treatment Business sale to fully prepay the existing ESOP credit facility. Concurrent with this prepayment, the Plan borrowed the additional $75 million from the Company, pursuant to the aforementioned loan agreement. The $75 million promissory note requires quarterly payments of $250,000 and the $11 million note requires annual payments of $200,000. Any remaining principal balance on either note is payable December 31, 2020. Outstanding borrowings under the promissory notes are $65 million and $76 million at December 31, 2003 and 2002, respectively.

7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest transactions.

8.   Subsequent Events

Effective January 1, 2004, the 401(k) Retirement Savings Plan of FiberVisions Incorporated, a subsidiary of the Company, was merged into the Plan. Pursuant to the merger, approximately 430 participants with assets having a fair market value of $12,701,450 at the time of merger, became part of the Plan.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE H, PART IV, ITEM 4(i)
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003

(Dollars in thousands)

Identity of Issue	Investment Type	Cost	Current Value
* Vanguard 500 Index Fund	Registered Investment Company	$39,442	$45,217
* Vanguard Explorer Fund	Registered Investment Company	7,527	9,207
* Vanguard Extended Market Index Fund	Registered Investment Company	2,672	3,479
* Vanguard Growth & Income Fund	Registered Investment Company	21,302	24,315
* Vanguard International Growth Fund	Registered Investment Company	5,537	6,764
* Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	2,926	3,179
* Vanguard LifeStrategy Growth Fund	Registered Investment Company	1,763	2,095
* Vanguard LifeStrategy Income Fund	Registered Investment Company	2,209	2,327
* Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	4,248	4,829
* Vanguard PRIMECAP Fund	Registered Investment Company	28,548	37,996
* Vanguard Small-Cap Value Index Fund	Registered Investment Company	1,068	1,292
* Vanguard Total Bond Market Index Fund	Registered Investment Company	13,146	13,251
* Vanguard Windsor II Fund	Registered Investment Company	15,704	19,285
* Hercules Common Stock Fund	Company Stock Fund	132,612	89,849
* Loan Fund	5.25%-11.50%	4,136	4,136
* Hercules Blended Interest Fund	Unallocated Insurance Contract	87,264	87,265
Total assets held for investment purposes		$370,104	$354,486

*Indicates party-in-interest to the Plan

11

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE H, PART IV, ITEM 4(j)
REPORTABLE TRANSACTIONS
DECEMBER 31, 2003

SCHEDULE II

(Dollars in thousands)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
The Vanguard Group	Vanguard 500 Index Fund	$7,569			$ 7,569	
The Vanguard Group	Vanguard 500 Index Fund		$ 7,517	$ 7,592	$ 7,517	$ (75)
The Vanguard Group	Vanguard PRIMECAP Fund	$5,924			$ 5,924	
The Vanguard Group	Vanguard PRIMECAP Fund		$ 6,014	$ 5,328	$ 6,014	$ 686
The Vanguard Group	Vanguard Total Bond Market Index Fund	$7,834			$ 7,834	
The Vanguard Group	Vanguard Total Bond Market Index Fund		$ 9,129	$ 9,092	$ 9,129	$ 37
The Vanguard Group	Hercules Blended Interest Fund	$22,756			$22,756	
The Vanguard Group	Hercules Blended Interest Fund		$21,385	$21,385	$21,385	$ -
The Vanguard Group	Hercules Common Stock Fund	$8,731			$ 8,731	
The Vanguard Group	Hercules Common Stock Fund		$13,507	$22,795	$13,507	$(9,288)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Hercules Incorporated
Wilmington, Delaware

We have audited the accompanying statement of net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 2003 and 2002, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cogen Sklar LLP
Bala Cynwyd, Pennsylvania
June 15, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

/s/ Edward V. Carrington
Edward V. Carrington
Vice President, Human Resources
Plan Administrator
June 30, 2004

EXHIBIT INDEX

Number	Description
23.1	Consent of Independent Accountants